UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

IMAGE ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

452439 20 1

(CUSIP Number)

Susan Tregub, Esq.

BTP Acquisition Company, LLC

10100 Santa Monica Boulevard, Suite 1250

Los Angeles, CA 90067

(310) 286-7260

Copy to:

Michael Barnes, Esq.

Barnes Law Firm PC

2425 Olympic Blvd., Suite 520E

Santa Monica, CA 90404

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 21, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer

This statement amends the Schedule 13D, filed with the United States Securities and Exchange Commission (the “SEC”) on April 6, 2007, as amended by Amendment No. 1 filed with the SEC on July 2, 2007, as amended (the “Amended Schedule 13D”), by BTP Acquisition Company, LLC (“BTP” or the “Reporting Person”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Image Entertainment, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware. Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Amended Schedule 13D.

Item 4. Purpose of Transaction

Except as described in this Schedule 13D, neither BTP nor, to the knowledge of BTP, R2D2, LLC, a Delaware limited liability company and the manager of BTP (“R2D2”), or any of BTP’s or R2D2’s respective managers and/or members, has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In connection with discussions regarding a potential business combination transaction involving the Issuer, in November 2006, BTP and the Issuer entered into a customary Confidentiality Agreement in which among other things, the Reporting Person agreed not to directly or indirectly acquire, agree to acquire or make any proposal to acquire any securities of the Issuer (the “Purchase Restriction”). That Purchase Restriction had a one-year term and expired in November 2007.

On account of the lapse of the Purchase Restriction, the Reporting Person and its affiliates are no longer contractually prohibited from acquiring securities of the Issuer.

As previously disclosed, subsequent to entering into the Confidentiality Agreement, the Reporting Person and the Issuer entered into an Agreement and Plan of Merger (as subsequently amended and restated, the “Merger Agreement”) pursuant to which the Reporting Person agreed to acquire approximately 94% of the outstanding capital stock of the Issuer upon consummation of a currently-pending merger, at a price per share of $4.68 in cash.

Currently, the Issuer’s common stock trades at a price below the $4.68 per share cash merger price. On account of the lapse of the Purchase Restriction and the current trading price of the Issuer’s common stock as compared to the merger price per share, the Reporting Person and/or its affiliate(s) may undertake to purchase shares of the Issuer’s common stock in open market purchases, in privately negotiated transactions or otherwise.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2007

BTP ACQUISITION COMPANY, LLC

By: R2D2, LLC, its Manager

By:	/s/ David Bergstein
Name: David Bergstein
Its: Manager

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